Exhibit 99.1

China Digital TV Announces Unaudited First Quarter 2015 Results

BEIJING, China, June 8, 2015 — China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of cloud-based application platforms and conditional access ("CA") systems which enable China's digital cable television market to offer and secure diversified content services, today announced its unaudited financial results for the first quarter ended March 31, 2015.

“During the first quarter, we made further progress in our evolution from being China's leading access technology provider to the cable TV market, to being a first-mover as a diversified digital TV service provider to cable operators, increasing the prevalence of cable programming outside the home and mobile applications inside the home,” said Dr. Zengxiang Lu, China Digital TV's acting chief executive officer. “As was expected, revenue came in soft due to the ongoing market decline of the conditional access business and negative impact of seasonality in the first quarter. Despite these headwinds, we maintain our market dominance in this segment with a market share of over 50% and key relationships with nearly all of China’s cable operators.”

Dr. Lu continued, “We believe that our leading position in this mature sector will pave the way for future success in the emerging frontier of providing cloud-based content programming for cable operators, helping them realize new streams of revenue. We continued to expand our cloud cooperation with Beijing Gehua CATV Network to 1,400 streams, and are happy to report that we currently have 300,000 registered users for cloud services under this partnership and expect to double that figure by year-end. Furthermore, we inked an agreement with the city of Zibo in Shandong province to deploy our cloud platform, and continue to explore other municipal and provincial partnerships to expand our cloud services into new regions.”

Ms. Yue Qian, China Digital TV's acting chief financial officer, commented, “As our business continues to transform, it will take several quarters before our investment in these new frontiers achieves significant returns. Understandably revenues were soft due to the market maturity in the traditional segment and the still nascent state of our cloud platform segment. However, this short-term volatility should not dilute the key message that in front of us lays a tremendous market opportunity and we are uniquely well-positioned to leverage our existing capabilities and platform to take advantage of these new emerging growth avenues.”

First Quarter 2015 Results1

In the first quarter of 2015, China Digital TV’s smart card shipments decreased by 17.1% to approximately 2.95 million from 3.56 million in the prior year period.

In the first quarter of 2015, China Digital TV’s net revenues decreased by 22.7% to US$14.0 million from US$18.2 million in the prior year period. The decrease was primarily due to decreases in revenues from the sales of smart cards and other products caused by the general market decline of the mature CA business.

In the first quarter of 2015, revenues from the Company’s top five customers accounted for 28.4% of total revenues, as compared to 25.0% in the prior year period.

Revenue Breakdown

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1 Unless otherwise stated, all financial statement measures stated in this press release are based on generally accepted accounting principles in the United States (“U.S. GAAP”).

	For the three months ended
	March 31,	December 31,	March 31,
	2015	2014	2014
	(in U.S. dollars, in thousands)
Products:
Smart cards	$12,839	$22,145	$15,591
Other products	376	2,354	1,556
Subtotal	13,215	24,499	17,147
Services:
Head-end system integration	596	3,210	413
Head-end system development	318	737	271
Licensing income	100	1,155	311
Royalty income	123	152	303
Other services	6	11	127
Subtotal	1,143	5,265	1,425
Total revenues	$14,358	$29,764	$18,572

Revenues from smart cards decreased by 17.7% to US$12.8 million in the first quarter of 2015 from US$15.6 million in the prior year period. The decrease was mainly due to a decrease in shipment volumes of smart cards. Sales of smart cards accounted for 89.4% of total revenues in the first quarter of 2015, as compared to 83.9% in the prior year period.

Revenues from other products decreased by 75.8% to US$0.4 million in the first quarter of 2015 from US$1.6 million in the prior year period. The decrease was mainly attributable to lower sales of surface mounted chips. Sales of other products accounted for 2.6% of total revenues in the first quarter of 2015, as compared to 8.4% in the prior year period.

Revenues from services decreased by 19.8% to US$1.1 million in the first quarter of 2015 from US$1.4 million in the prior year period. The decrease was primarily due to the decline in licensing and royalty income, which was partially offset by an increase in head-end system integration. Revenues from services accounted for 8.0% of total revenues in the first quarter of 2015, as compared to 7.7% in the prior year period.

Cost of revenues from smart cards and other products decreased by 22.3% to US$2.2 million in the first quarter of 2015 from US$2.8 million in the prior year period. The decrease was mainly due to a decline in cost of revenues from smart cards resulting from decreased shipment volumes of smart cards. Cost of revenues from smart cards and other products accounted for 65.0% and 3.4% of total cost of revenues, as compared to 66.0% and 6.6% in the prior year period.

Cost of revenues from services decreased by 5.1% to US$1.0 million in the first quarter of 2015 from US$1.1 million in the prior year period. The decrease was mainly due to a decline in revenues from services. Cost of revenues from services accounted for 31.5% of total cost of revenues, as compared to 27.4% in the prior year period.

Gross profit in the first quarter of 2015 decreased by 24.1% to US$10.8 million from US$14.3 million in the prior year period. Gross margin, which is equal to gross profit divided by net revenues, was 77.1% in the first quarter of 2015, as compared to 78.6% in the prior year period. The decline in gross margin was primarily due to a decrease in revenues from other products, such as surface mounted chips, which carry a relatively high gross margin.

In the first quarter of 2015, the average selling price of smart cards decreased by 1.1%, as compared to the prior year period. In addition, the unit cost of smart cards decreased by 2.0%, as compared to the prior year period.

Operating expenses in the first quarter of 2015 decreased by 8.4% to US$9.6 million from US$10.5 million in the prior year period.

●	Research and development expenses in the first quarter of 2015 decreased by 3.8% to US$3.9 million from US$4.0 million in the prior year period. The decrease was primarily due to decreases in personnel related expenses resulting from lower headcount.

●	Selling and marketing expenses in the first quarter of 2015 decreased by 13.9% to US$3.5 million from US$4.1 million in the prior year period. The decline was mainly due to a decrease in marketing activities relating to the Company’s CA business.

●	General and administrative expenses in the first quarter of 2015 decreased by 7.0% to US$2.2 million from US$2.4 million in the prior year period. The decrease was mainly due to decreased share-based compensation expenses.

Income from operations in the first quarter of 2015 decreased by 67.7% to US$1.2 million from US$3.8 million in the prior year period. Operating margin, which is equal to operating income divided by net revenues, in the first quarter of 2015 was 8.7%, as compared to 20.8% in the prior year period.

Income tax expenses in the first quarter of 2015 increased by 56.7% to US$1.4 million from US$0.9 million in income tax expense in the prior year period. The increase was mainly due to the increase in accrued income tax expenses resulting from Beijing Super TV Co., Ltd., (“Super TV”), one of the Company's PRC operating subsidiaries, being taxed at a higher tax rate of 15% in the first quarter of 2015. Previously, Super TV was designated as a "key software enterprise" for the tax years of 2013 and 2014 by the relevant PRC government authorities and, as a result, was entitled to a preferential income tax rate of 10% in each of those years.

Net income attributable to holders of ordinary shares in the first quarter of 2015 decreased by 91.1% to US$0.4 million from US$4.1 million in the prior year period. Net margin, which is equal to net income divided by net revenues, in the first quarter of 2015 was 2.6%, as compared to 22.3% in the prior year period.

Non-GAAP net income attributable to holders of ordinary shares2 in the first quarter of 2015 decreased by 89.7% to US$0.4 million from US$4.4 million in the prior year period3.

Balance Sheet and Cash Flow

As of March 31, 2015, China Digital TV had cash and cash equivalents and restricted cash totaling US$61.3 million. In the first quarter of 2015, cash flow used in operations was approximately US$3.5 million.

Business Outlook

Based on information available as of June 8, 2015, China Digital TV expects smart card shipment volumes in the second quarter of 2015 to be in the range of 2.1 million to 2.4 million. Net revenues in the second quarter of 2015 are expected to be in the range of US$8.77 million to US$9.93 million.

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2 Non-GAAP net income attributable to holders of ordinary shares is defined as net income excluding certain non-cash expenses, such as share-based compensation expenses, amortization of acquired intangible assets from business acquisitions and equity method investments.

3 For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures” set forth at the end of this release.

Conference Call Information

The Company will hold an earnings conference call at 8:00 p.m. on Monday, June 8, 2015, U.S. Eastern Time (8:00 a.m. on Tuesday, June 9, 2015, Beijing/Hong Kong Time).

Conference Call Dial-in Information

United States Toll Free:	+ 1-888-346-8982
International:	+ 1-412-902-4272
Hong Kong:	800-905945
China Toll Free:	4001-201203

Passcode: China Digital TV Holding Co. Ltd. call.

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the call will be available for one week between 10:00 p.m. on June 8, 2015 and 10:00 a.m. on June 15, 2015 U.S. Eastern Time.

Replay Information

United States:	+1-877-344-7529
International:	+ 1-412-317-0088

Passcode:	10066779

In addition, a live and archived webcast of this conference call will be accessible through the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the second quarter of 2015 and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

About China Digital TV

Founded in 2004, China Digital TV enables television network operators to manage, extend and diversify content services across households and public areas in China. China Digital TV is the leading provider of cloud-based application platforms and network broadcasting platform ("NBP") services to Chinese cable operators, helping them to effectively bring mobile gaming apps and other entertainment options to household television sets, and extend cable programming outside the home to any mobile device. China Digital TV is also the leading provider of Conditional Access ("CA") systems in China's digital television market. CA systems enable television network operators to secure the delivery of content to their subscribers. The Company has existing cooperation with nearly all of China's cable television operators.

For more information please visit the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn.

For investor and media inquiries, please contact:

China Digital TV Holding Co., Ltd.

Nan Hao

Investor Relations Manager

Tel: +86-10-6297-1199 x 9780

Email: ir@chinadtv.cn

ICR, Inc.

Charles Eveslage

Tel: +1 (646) 328-1950

Email: stv@icrinc.com

  China Digital TV Holding Co., Ltd.

  Unaudited Condensed Consolidated Statements of Comprehensive Income

  (in thousands of U.S. dollars, except share and per share data )

	For the three months ended
	March 31,	December 31,	March 31,
	2015	2014	2014

Revenues:
Products	$13,215	$24,499	$17,147
Services	1,143	5,265	1,425
Total revenues	14,358	29,764	18,572
Business and sales related taxes	(309)	(537)	(389)
Net revenues	14,049	29,227	18,183

Cost of revenues:
Products	(2,198)	(4,083)	(2,830)
Services	(1,013)	(1,507)	(1,067)
Total cost of revenues	(3,211)	(5,590)	(3,897)
Gross profit	10,838	23,637	14,286

Operating expenses:
Research and development expenses	(3,893)	(4,430)	(4,048)
Selling and marketing expenses	(3,506)	(3,188)	(4,071)
General and administrative expenses	(2,218)	(4,169)	(2,385)
Total operating expenses	(9,617)	(11,787)	(10,504)

Income from operations	1,221	11,850	3,782

Interest income	251	151	706
Other income	64	1,930	268
Income before income taxes	1,536	13,931	4,756
Income tax expenses
Income tax-current	(1,049)	(1,545)	(590)
Income tax-deferred	(393)	(2,054)	(330)
Net income before net income from equity method investments	94	10,332	3,836
Net loss from equity method investments, net of income taxes	(18)	(70)	(22)
Net income	76	10,262	3,814
Net loss attributable to noncontrolling interest	287	675	242
Net income attributable to holders of ordinary shares	$363	$10,937	$4,056

Net income per share attributable to holders of ordinary shares
Basic	$0.01	$0.18	$0.07
Diluted	$0.01	$0.18	$0.07

Net income	$76	$10,262	$3,814
Other comprehensive (loss)/income, net of tax Foreign currency translation adjustment	258	(1,050)	(3,053)
Comprehensive income	334	9,212	761
Comprehensive loss attributable to noncontrolling interest	289	684	263

Comprehensive income attributable to holders of ordinary shares	$623	$9,896	$1,024

Weighted average shares used in calculating net income per ordinary share
Basic	59,724,925	59,592,861	59,178,936
Diluted	62,111,962	62,221,519	60,390,688

  China Digital TV Holding Co., Ltd.

  Unaudited Condensed Consolidated Balance Sheets

  (in thousands of U.S. dollars)

	March 31,	December 31,
ASSETS	2015	2014
Current assets:
Cash and cash equivalents	$61,198	$62,042
Restricted cash	67	78
Notes receivable	4,598	5,417
Accounts receivable, net	47,660	47,977
Inventories, net	5,240	4,966
Prepaid expenses and other current assets	5,384	8,964
Deferred costs-current	812	710
Deferred tax assets - current	2,676	2,387
Total current assets	127,635	132,541
Long-term receivable	45	45
Property and equipment, net	757	880
Intangible assets, net	421	440
Goodwill	1,403	1,402
Equity method investments	2,486	2,502
Deferred costs - non-current	636	516
Deferred tax assets - non-current	786	785
Total assets	134,169	139,111

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	1,542	2,298
Notes payable	32	86
Accrued expenses and other current liabilities	13,975	17,652
Deferred revenue - current	5,112	4,572
Income tax payable	1,041	3,465
Deferred tax liabilities - current	4,411	3,727
Government subsidies - current	168	167
Total current liabilities	26,281	31,967
Deferred revenue - non-current	911	617
Government subsidies - non-current	4,410	4,390
Deferred income taxes-non-current	105	110
Total liabilities	31,707	37,084

EQUITY
China Digital TV Holding Co., Ltd. shareholders’ equity:
Ordinary shares	30	30
Additional paid-in capital	35,739	35,639
Statutory reserve	17,977	17,977
Retained earnings	22,670	22,307
Accumulated other comprehensive income	25,769	25,509
Total China Digital TV Holding Co., Ltd. shareholders’ equity	102,185	101,462
Noncontrolling interest	277	565
Total equity	102,462	102,027
TOTAL LIABILITIES AND EQUITY	$134,169	$139,111

Reconciliation of Non-GAAP Measures

Non-GAAP net income attributable to holders of ordinary shares excludes certain non-cash expenses, such as share-based compensation expenses, amortization of intangible assets acquired from business acquisitions and equity method investments. The Company believes that the non-GAAP net income provides meaningful supplemental information regarding the Company’s performance by excluding certain non-cash expenses that may not be indicative of its operating performance from a cash flow perspective. The Company believes that both management and investors benefit from referring to this additional information in assessing the Company’s performance and when planning and forecasting future periods.

	For the three months ended
	March 31,	December 31	March 31,
	2015	2014	2014
	(in U.S. dollars, in thousands)
Net income attributable to China Digital TV Holding Co., Ltd shareholders - GAAP	$363	$10,937	$4,056
Share-based compensation expenses	34	78	278
Amortization of intangible assets from business acquisitions and equity method investments	52	52	43
Net income attributable to China Digital TV Holding Co., Ltd shareholders - Non-GAAP	$449	$11,067	$4,377